Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147456
GRAND RIVER COMMERCE, INC.
A Proposed Bank Holding Company for
GRAND RIVER BANK
(Proposed)
COMMON STOCK UP TO 2,000,000 SHARES

THIRD SUPPLEMENT DATED FEBRUARY 28, 2009
(TO PROSPECTUS DATED MAY 9, 2008,
FIRST SUPPLEMENT DATED SEPTEMBER 30, 2008
AND SECOND SUPPLEMENT DATED DECEMBER 31, 2008)

 Offering update

Our offering was initially set to end on September 30, 2008, subject to our right to extend the offering for additional periods, but not beyond April 30, 2009.  We subsequently extended the offering April 30, 2009.  As of February 28, 2009, we had received subscriptions for approximately 848,448 shares of our common stock.  In addition, we had received evidence of subscriptions for an additional 427,869 shares of our common stock that are being made through individual retirement accounts (IRA) that are being processed by the respective IRA custodians for transfer into the escrow account.  Taken together, these amounts represent 85% of our minimum offering amount.

As further described in our prospectus, we reserved the right to offer and sell our common stock through licensed broker-dealers to complete the offering.  We have elected to engage Commerce Street Capital, LLC to place the remaining shares on a “best efforts” basis.

These actions are designed to enable us to raise the minimum capital amount and complete the offering.  Our board of directors has elected to utilize a licensed broker-dealer to allow management to devote its time and resources to the operational matters that must be completed prior to opening and to provide support to management in their capital raising efforts.

Risk Factors

Other than as noted below, we believe there have been no material changes from the risk factors discussed in our prospectus.  You should carefully consider the factors discussed below and in our prospectus, which could materially affect our business, financial condition or future results.

The following are supplemental risk factors relating to the recent changes in the strength of the economy and their effects on us.

The recently enacted Emergency Economic Stabilization Act of 2008 may not stabilize the United States financial system.

The capital and credit markets have been experiencing volatility and disruption for more than a year.  In recent months, the volatility and disruption has reached unprecedented levels.  In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.

In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the United States government has taken unprecedented actions. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the “EESA”).  The primary purpose of the EESA is to provide relief to the United States economy by giving the United States government the authority to develop programs to increase the supply of credit to the United States economy and to generally stabilize economic conditions.  A number of programs have been developed under the EESA, including the Troubled Asset Relief Program and the related Capital Purchase Program. We do not know what actual impact the EESA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced.  The failure of the EESA to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially adversely affect our business, financial condition, and results of operation.

Current adverse market conditions have resulted in a lack of liquidity and reduced business activity.

Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment have resulted in significant write-downs of asset values by financial institutions.  These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail.  To the extent a weak institution in our market merges with or is acquired by a stronger institution, the competition within the market may increase.  Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions.  The willingness of other banks to lend to the Bank may be further reduced by the fact the Bank is new and has no established banking relationships.  Loans from other banks will be essential for the Bank to maintain liquidity and grow its loan portfolio.  The Bank anticipates having sufficient liquidity to fund its immediate growth and operations following its initial capitalization; however, a prolonged lack of available credit with resulting reduced business activity could materially adversely affect our business, financial condition, and results of operations.

Recent negative developments in the financial industry and the domestic and international credit markets may result in more legislation and regulatory oversight.

Negative developments in the latter half of 2007 and during 2008 in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing well into 2009.  A continued recession could reduce the profitability and therefore the credit worthiness of the Bank’s customers and prospective customers.  As a result of the “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits (including through interest rate wars) and quality loans has increased significantly.  In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline.  Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets.  As a result, the potential exists for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of formal enforcement orders.  Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to obtain deposits or originate loans, and could materially adversely affect our business, financial condition, and results of operations.

 Plan of distribution

To date, we have offered and sold our common stock on a “best-efforts” basis through our officers and directors, and have not utilized an underwriter or broker-dealer.  We have marketed our shares by delivering a copy of the offering circular, together with all supplements, to potential investors.  In addition, we have conducted informational meetings for prospective investors.  Our organizers, officers and directors have not received and will not receive any commission or other compensation in connection with these activities.  We will, however, reimburse reasonable out-of-pocket expenses incurred by these persons in the offering.

We have engaged Commerce Street Capital, LLC (“CSC”) to act as placement agent in connection with the offering.  CSC is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  CSC will act on a “best efforts” basis and will not have any obligation or commitment to sell any specific dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution.

We have agreed to pay CSC a commission fee equal to (i) 5% of the gross proceeds from subscriptions received from investors who are not introduced to us by CSC and (ii) 6% of the gross proceeds from subscriptions received from investors who are introduced to us by CSC.  However, no commissions will be paid with respect to (a) subscriptions received from our directors, officers or organizers prior to the date CSC receives regulatory approval to commence its involvement in the offering, or (b) subscriptions received from investors for which all funds are held in escrow prior to the date CSC receives regulatory approval to commence its involvement in the offering.  We have also agreed to pay CSC monthly consulting fees of $20,000 during the offering.  If we complete the offering, these consulting fees will be offset against the commission fees paid at the closing of the offering.  In addition, we will reimburse CSC for its reasonable expenses, which we estimate to be approximately $55,000.

CSC has also agreed to serve as the qualifying broker-dealer in up to five states in which we elect to engage CSC to sell shares that require that all sales be made through a registered broker-dealer.  We have agreed to pay CSC $10,000 for the first state and $2,500 for each additional state (the “Qualifying Broker-Dealer Fees”).  In no event will the Qualifying Broker-Dealer Fees exceed $20,000.

CSC has not prepared any report or opinion constituting a recommendation to us or to any subscribers for our common stock, nor has CSC prepared an opinion as to the purchase price or terms of the offering.

We have agreed to indemnify CSC, and persons who control CSC, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that CSC may be required to make in respect of these liabilities.

 Increase in organizer subscriptions

We disclosed in our offering circular that our organizers, directors and executive officers intended to subscribe for an aggregate of 311,000 shares of our common stock in the offering, which represented approximately 20.7% of the minimum, 15.6% of the maximum number of shares to be sold and 13.0% of the adjusted maximum number of shares to be sold.  Since that time, a number of our organizers, directors and executive officers have subscribed for shares in excess of the amounts originally anticipated in connection with their contributions of additional pre-opening advances.  Accordingly, as of December 8, 2009, our organizers, directors and executive officers intend to subscribe for an aggregate of 336,300 shares of our common stock.  This amount represents 29.5% of the subscriptions received to date, 22.4% of the minimum offering, 16.8% of the maximum offering, and 14.0% of the adjusted maximum offering.

 Organizational expenses

As of November  30, 2008, our net loss was approximately $1,388,000, which was attributable to the expenses incurred in connection with the organization of our bank.  We also had offering expenses of approximately $1,054,000 as of the same date.  We expect to incur a total of approximately $3,298,000 in organizational and pre-opening expenses prior to the time that we open for business.  The increase in organizational expenses is due primarily to the costs of maintaining our key personnel over the several additional months required to open the bank, and the increase in offering expenses relates to our engagement of CSC.  Our offering expenses will increase as we sell more shares, and, therefore, our organizational and pre-opening expenses may exceed $3,298,000 if we sell more than the minimum number of shares.  See “Use of Proceeds” and “Capitalization” below.  We have funded, and expect to continue to fund, our organizational and pre-opening expenses from direct cash advances made by our organizers and from advances made on our line of credit, which is guaranteed by our organizers.  In lieu of repaying in cash the advances made by each organizer, we may, with the organizer’s consent, repay the cash advances by issuing shares to the organizer having an aggregate offering amount equal to the cash advance.  If we are unable to open for business, our organizers will bear the risk of loss with respect to any direct cash advances made by them that have not been repaid.

As referenced above, our offering expenses as of November 30, 2008, totaled approximately $1,054,000.  The following table sets forth our offering expenses incurred as of November 30, 2008.

Offering Expenses	Incurred as of November 30, 2008
Fees and Reimbursement of Expenses to Placement Agent	$0
Consulting fees	601,363
Project Support and Staff	74,282
Graphics/Printing	74,225
Marketing and Promotions	56,561
Postage	10,986
Legal and Accounting Fees	204,969
Filing Fees	31,364
Total	$1,053,750

 Use of Proceeds

We anticipate that the gross proceeds of our offering will be a minimum of $13,712,000 and a maximum of up to $22,712,000. These proceeds represent the proceeds from the minimum and adjusted maximum offering amounts that will be held in escrow.  Additionally, the proceeds that we receive from our organizers in the form of advances to fund a portion of our pre-opening expenses, which proceeds are currently $1,288,002, will, in lieu of repayment, be converted to shares of common stock at the closing of the offering on the basis of one share of common stock for every ten dollars advanced to us. The amount of the advances converted to common stock will count toward the minimum and adjusted maximum offering amounts but will not be deposited into our escrow account. The following tables summarize the anticipated use of the proceeds by Grand River Commerce and Grand River Bank, respectively, based on the sale of the minimum, maximum, and adjusted maximum number of shares being offered by this prospectus. These figures are estimates based on information currently available. Accordingly, actual results may vary.

 Grand River Commerce

	Minimum Offering		Maximum Offering		Adjusted Maximum Offering
Gross proceeds from offering(1)	13,712,000	100.0%	18,712,000	100.0%	22,712,000	100.0%
Payment of Placement Agent Fees and Expenses(2)	192,500	1.4%	492,500	2.6%	732,500	3.2%
Investment in common stock of Grand River Bank	13,519,500	98.6%	17,219,500	92.1%	20,979,500	92.6%
Remaining proceeds	$0	0%	$1,000,000	5.3%	$1,000,000	4.2%

(1)
These amounts do not include advances of $1,288,002 made by our organizers and converted to shares of our common stock at closing and which amounts are additional offering proceeds and count toward the minimum offering amount.

(2)
Represents management’s estimate of placement agent fees and expenses.  The estimate of $192,500 at the minimum offering level is based upon a blended commission fee of 5.5% being paid to CSC on the sale of 250,000 shares following the effective date of our engagement of CSC and the reimbursement of $55,000 of estimated expenses.  The estimated amount of fees and expenses at the maximum and adjusted maximum offering levels are based upon the maximum commission fee payable to CSC of 6.0% of the gross proceeds of the offering that exceed $13,712,000 and the reimbursement of $55,000 of estimated expenses.  The amount of placement agent fees will vary depending upon the number of shares sold and the number of investors introduced to us by CSC.  See “Plan of Distribution” above.

As shown, we expect to use approximately $13.5 million to capitalize Grand River Bank if we sell 1,500,000 shares and approximately $21.0 million if we sell 2,400,000 shares. However, we reserve the right to retain a greater or lesser portion of the proceeds of the offering at Grand River Commerce for general corporate purposes as long as we contribute no less than the minimum capital required by our regulators to fund its initial capitalization. Any funds retained by Grand River Commerce will be used to pay expenses incurred by Grand River Commerce and may be invested in Grand River Bank if Grand River Bank’s capital needs dictate the investment.

 Grand River Bank

The following table shows the anticipated use of the proceeds allocated to the Bank. These proceeds will be in the form of a capital injection from Grand River Commerce.

	Minimum Offering		Maximum Offering		Adjusted Maximum Offering
Gross proceeds from offering	13,519,500	100.0%	17,219,500	100.0%	20,979,500	100.0%
Repayment of pre-opening extensions of credit(1)	1,817,926	13.4%	1,817,926	10.6%	1,817,926	8.7%
Loans to customers, investments and other general corporate purposes	11,701,574	86.6%	15,401,574	89.4%	19,161,574	91.3%
Remaining proceeds	$0	0%	$0	0%	$0	0%

(1)	Represents organizational, pre-opening and capitalized expenses less $1,288,002 paid by cash advances from our organizers for which we will issue 128,800 shares.

 Capitalization

The following table shows our capitalization as of November 30, 2008 and our pro forma consolidated capitalization, as adjusted to give effect to the receipt of the net proceeds from the sale of a minimum of 1,500,000 shares and a maximum of 2,000,000 shares of common stock in the offering, as well as the adjusted maximum offering of 2,400,000 shares. The number of shares shown as outstanding after giving effect to the offering, and the book value of those shares, do not include shares of common stock issuable upon the exercise of the warrants to be issued to our organizers or stock options issuable under our stock incentive plan.

	As of November 30, 2008
	Actual	Minimum as Adjusted	Maximum as Adjusted	Adjusted Maximum as Adjusted
Common stock, $0.01 per share, 10,000,000 shares authorized; 1,500,000, 2,000,000 and 2,400,000 shares, respectively, issued and outstanding as adjusted	$0	$15,000	$20,000	$24,000
Additional paid-in capital (1)	(1,053,750)	13,714,422	18,409,422	22,165,422
Accumulated pre-opening deficit(2)	(1,387,633)	(1,387,633)	(1,387,633)	(1,387,633)
Total shareholders’ equity	$(2,441,413)	$12,341,789	$17,041,789	$20,801,789

Book value per share (2)	N/A	8.23	8.52	8.67

Notes to Capitalization Table

(1)	The “As Adjusted” columns reflects $1,270,578 in offering expenses at the minimum offering level $1,570,578 at the maximum offering level, and $1,810,578 at the adjusted maximum offering level.

(2)	Reflects our accumulated pre-opening deficit as of November 30, 2008. Total organizational expenses are expected to be approximately $1,832,000, net of offering and capitalized expenses.

(3)
After giving effect to the receipt of the net proceeds from this offering, there is an immediate dilution in the book value per share of $1.77 if we sell 1,500,000 shares, $1.48 if we sell 2,000,000 shares, and $1.33 if we sell 2,400,000 shares, resulting from the recognition of organizational expenses and other pre-opening expenses, divided by the applicable number of shares.

 Dilution

Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our assets and dividing the difference by the number of shares of our common stock deemed to be outstanding as of that date.  The difference between the offering price per share and the net tangible book value per share after completion of this offering constitutes dilution to our shareholders.  At November 30, 2008, our net book value was $(2,441,415).  Because we did not have shares outstanding at November 30, 2008, the net tangible book value per share could not be calculated.  Prior to completion of this offering, we expect to incur offering expenses of approximately $1,271,000 to $1,811,000, depending upon the total number of shares sold in the offering.  The total offering expenses, together with our accumulated deficit as of November 30, 2008, are deducted from the offering proceeds in order to calculate pro forma as adjusted book value.  The pro forma as adjusted book value per share and the dilution per share, after giving effect to the issuance of 1,500,000, 2,000,000 and 2,400,000 shares of our common stock in this offering at the offering price of $10.00 per share, are shown below.

The following table illustrates the per share dilution with respect to shares issued in this offering:

	Minimum Offering	Maximum Offering	Adjusted Maximum Offering
Offering price per share	$10.00	$10.00	$10.00
Pro forma as adjusted net book value per share after the offering	8.23	8.52	8.67
Dilution per share to new investors in this offering	$1.77	$1.48	$1.33

 Line of Credit and Organizer Advances

As previously disclosed in our prospectus, First Tennessee Bank N.A. has extended to us a working capital line of credit in the amount of $1.25 million. Each of our organizers has provided a limited guarantee with respect to the line of credit.  Since the date of our prospectus, First Tennessee Bank N.A. has increased the amount of our line of credit to $1,750,000.  In addition, the rate of interest on the line of credit is now the prime rate minus 0.25%.  As of December 11, 2008, we had drawn a total of $1,235,000 on the line of credit.  Our organizers will continue to guarantee the line of credit on a pro rata basis.

In addition, in order to fund our organizational expenses, our organizers have extended an additional $253,000 in advances to us.  The total organizational advances from our organizers as of December 9, 2008 was $1,288,002.  We intend to repay these advances through the issuance of shares to our organizers.

 Organizer Warrants

We continue to fund our organizational and pre-opening expenses from direct cash advances made by our organizers and draws under our line of credit.  As discussed above, our organizers have increased their guarantees on our line of credit and have advanced additional amounts to fund our organizational and pre-opening expenses.  Accordingly, in recognition of the substantial financial risks undertaken by the members of our organizing group, we intend to grant an additional 75,300 warrants to our organizers, which increases the aggregate total of warrants  to be issued to our organizers to 305,300.  These warrants will be exercisable at a price of $10.00 per share, the initial offering price, and may be exercised within ten years of the date that the Bank opens for business. The warrants will be fully transferable by the organizers.

Recent Regulatory Developments

The following is a summary of recently enacted laws and regulations that could materially impact our business, financial condition or results of operations.  This discussion should be read in conjunction with the “Supervision and Regulation” section of the prospectus.

In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the United Stated government has taken unprecedented actions.  On October 3, 2008, President Bush signed into law the EESA.  Pursuant to the EESA, the Treasury has the authority to, among other things, purchase mortgages, mortgage-backed securities and other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the United States financial markets.  The EESA also included a provision to increase the amount of deposits insured by the FDIC in a bank from $100,000 per depositor to $250,000 through December 31, 2009.

On October 7, 2008, the Board of Directors of the FDIC adopted a restoration plan accompanied by a notice of proposed rulemaking that would increase the rates banks pay for deposit insurance, while at the same time making adjustments to the system that determines what rate a bank pays the FDIC.  On December 16, 2008, the Board of Directors of the FDIC voted to adopt a final rule increasing risk-based assessment rates uniformly by seven basis points (seven cents for every $100 of deposits), on an annual basis, for the first quarter of 2009.

On October 14, 2008, the FDIC announced a new program, the Temporary Liquidity Guarantee Program, that provides unlimited deposit insurance on funds in non-interest-bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000, as well as a 100% guarantee of the senior debt of all FDIC-insured institutions and their holding companies.  All eligible institutions were covered under the program until November 14, 2008, without incurring any costs.  Participating institutions are now being assessed a charge of ten basis points per annum for the additional insured deposits and a charge of 75 basis points per annum for guaranteed senior secured debt.  Once open, the Bank anticipates participating in this program, to the extent it is eligible to do so.

 Additional information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus does not contain all of the information contained in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules, together with our subsequent periodic filings on Forms 8-K and 10-Q. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at the Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov.

We have filed or will file various regulatory applications with the FDIC, the OFIS and the Federal Reserve. These applications and the information they contain are not incorporated into this prospectus. You should rely only on information contained in this prospectus and in the related registration statement in making an investment decision. To the extent that other available information not presented in this prospectus, including information available from us and information in public files and records maintained by the FDIC, OFIS, and the Federal Reserve, is inconsistent with information presented in this prospectus or provides additional information, that information is superseded by the information presented in this prospectus and should not be relied on. Projections appearing in the applications are based on assumptions that we believe are reasonable, but as to which we can make no assurances. We specifically disaffirm those projections for purposes of this prospectus and caution you against relying on them for purposes of making an investment decision.

NOTE:  To the extent that any information included in this supplement is inconsistent with, or contrary to, the information set forth in our prospectus, dated May 9, 2008, as supplemented as of September 30, 2008 and December 31, 2008, the information set forth in this supplement supersedes the information contained in the prospectus.  This supplement does not contain a complete description of the terms of the offering and information relating to our company.  You should read the prospectus, as supplemented on September 30, 2008 and December 31, 2008, together with this supplement, in their entirety before making any investment decision.